CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-495) 660-8500
Fax (7-495) 660-8505
www.clearygottlieb.com

07028580

December 4, 2007

BY HAND

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith pursuant to subparagraph (b)(l)(i) one copy of disclosure materials the Company has disclosed as required by mandatory provisions of Russian law.

If you have any questions or require any further information, please do not hesitate to contact me at (7 495) 660 8500.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Julia Romanova

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Enclosure

[Moscow #90234 v1]

Disclosure of information which may significantly affect the price of the joint stock company's securities

1. General information	
1.1. Full name of the Issuer:	***Open Joint Stock Company of Energy and Electrification Mosenergo***
1.2. Abbreviated name of the Issuer:	***OAO Mosenergo***
1.3. Location of the Issuer:	***8 Raushskaya Naberezhnaya, Moscow, 115035***
1.4. Principal state registration number of the Issuer:	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer:	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority:	***00085-A***
1.7. Web page address used by the Issuer for disclosure of information:	***www.mosenergo.ru***

2. Content of the disclosure

1

Information on the decision of the joint stock company's Board of Directors to refer the issue relating to the joint stock company's reorganization and the terms and procedure for such reorganization to the general shareholders' meeting*

Date of the meeting of the joint stock company's Board of Directors which adopted the respective decision: ***November 19, 2007***

Date and number of the Minutes of the meeting of the joint stock company's Board of Directors which adopted the respective decision: ***November 19, 2007, Minutes No. 14***

Decision adopted by the joint stock company's Board of Directors:

On the issue of the agenda of the general shareholders' meeting of the Company "Reorganization of OAO Mosenergo in the form of accession to it of OAO Mosenergo Holding which is to be established as a result of reorganization of OAO RAO UES of Russia in the form of spin-off, and approval of the Accession Agreement", it is hereby resolved to vote for the following decision:

"1. To reorganize OAO Mosenergo in the form of accession to it of OAO Mosenergo Holding which is to be established as a result of reorganization of OAO RAO UES of Russia on the terms and conditions provided for in this Decision and the Agreement on the Accession of OAO Mosenergo Holding to OAO Mosenergo.

2. To approve the Agreement on the Accession of OAO Mosenergo Holding to OAO Mosenergo set out in the Annex.

3. To set out the following terms and procedures for converting the shares in OAO Mosenergo Holding into the shares in OAO Mosenergo:

3.1. All shares in OAO Mosenergo Holding shall be converted into the shares in OAO Mosenergo received by OAO Mosenergo as a result of the accession of OAO Mosenergo Holding to it, into the shares acquired and/or redeemed by OAO Mosenergo and/or into additional shares in OAO Mosenergo (if a number of shares in OAO Mosenergo received by OAO Mosenergo as a result of the accession of OAO Mosenergo Holding to it, as well as shares acquired and/or redeemed by OAO Mosenergo, is insufficient for the conversion of all shares in OAO Mosenergo Holding in accordance with the approved conversion ratios).

3.2. In the event of issue of additional ordinary shares in OAO Mosenergo, such shares shall grant to the shareholders the same rights as are granted by the placed ordinary shares in OAO Mosenergo in accordance with the Charter of OAO Mosenergo and the legislation of the Russian Federation.

3.3. Conversion ratios are as follows:

2.9763321903943500 ordinary shares in OAO Mosenergo Holding shall be converted into one ordinary share in OAO Mosenergo with the nominal value of one (1) ruble each;

3.2499805529529900 preference shares in OAO Mosenergo Holding shall be converted into one ordinary share in OAO Mosenergo with the nominal value of one (1) ruble each.

3.4. The number of ordinary shares in OAO Mosenergo to be received by each shareholder of OAO Mosenergo Holding shall be calculated by dividing the number of such shareholder's shares of a certain class in OAO Mosenergo Holding by the respective conversion ratio.

If, in the course of the calculation of the number of shares in OAO Mosenergo which a shareholder of OAO Mosenergo Holding is supposed to receive, a calculated number of shares of any shareholder of OAO Mosenergo Holding is fractional, a fractional part of such number of shares shall be rounded as follows:

- when the first digit after the decimal point is equal to a digit from 5 to 9 inclusive, such digit is rounded up to the next whole number and the numerals following the decimal point are not taken into account;

- when the first digit after the decimal point is equal to a digit from 0 to 4 inclusive, only the whole number is taken into account and the numerals following the decimal point are not taken into account;

- if, as a result of such rounding, a shareholder is not eligible to receive any single share, such shareholder shall receive one share in OAO Mosenergo.

• In the event of issue of additional ordinary shares in OAO Mosenergo, a number of ordinary shares in OAO Mosenergo, which a shareholder of OAO Mosenergo Holding is supposed to receive out of the shares received and/or redeemed and/or acquired by OAO Mosenergo, shall constitute the integral part of the numeral determined by multiplying the number of ordinary shares in OAO Mosenergo which such shareholder is supposed to receive in accordance with the first paragraph of this clause (subject to rounding) by the ratio between the total number of ordinary shares in OAO Mosenergo received by OAO Mosenergo as a result of the accession of OAO Mosenergo Holding to it and/or redeemed and/or acquired by OAO Mosenergo and the total number of ordinary shares in OAO Mosenergo required for conversion into them of all ordinary and preference shares in OAO Mosenergo Holding.

A number of ordinary shares in OAO Mosenergo, which a shareholder of OAO Mosenergo Holding is supposed to receive out of a number of additional shares, shall be defined as a difference between the number of ordinary shares in OAO Mosenergo which such shareholder is supposed to receive in accordance with the first paragraph of this clause (subject to rounding) and the number of shares in OAO Mosenergo which such shareholder is supposed to receive out of the shares received and/or redeemed and/or acquired by OAO Mosenergo.

3.5. Shares in OAO Mosenergo Holding shall be deemed converted into the ordinary shares in OAO Mosenergo on the date when an entry on the termination of activity of OAO Mosenergo Holding is made in the Unified State Register of Legal Entities on the basis of information in the shareholders' register of OAO Mosenergo Holding as of such date.

3.6. Shares in OAO Mosenergo Holding subject to conversion shall be cancelled upon completion of the conversion.

3. Signature

3.1. **First Deputy General Director on Financial and Economic Matters, Logistics and Sale,** acting on the basis of the Power of Attorney No. 12-07/001-3 of July 4, 2005	________ (signature)	**A.A. Negomedzyanov**
3.2. Date: November 19, 2007	[Seal]	

This written material does not constitute an offer to sell or purchase securities or their distribution for the purposes of sale in the US. Securities may not be distributed or offered or sold in the US without registration or without obtaining an exemption from registration under the Securities Act of 1933 (as amended). Any public offering or distribution of securities offered in the US will be made in accordance with the Prospectus which can be obtained from the issuer or a holder selling its securities and which will contain detailed information about the company and its management, as well as its financial statements. No public distribution, offer or sale of securities in the Unites States is planned.
To be distributed outside the US only.

Disclosure of information which may significantly affect the price of the joint stock company's securities

1. General information	
1.1. Full name of the Issuer:	***Open Joint Stock Company of Energy and Electrification Mosenergo***
1.2. Abbreviated name of the Issuer:	***OAO Mosenergo***
1.3. Location of the Issuer:	***8 Raushskaya Naberezhnaya, Moscow, 115035***
1.4. Principal state registration number of the Issuer:	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer:	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority:	***00085-A***
1.7. Web page address used by the Issuer for disclosure of information:	***www.mosenergo.ru***

2. Content of the disclosure

Information on the decision of the joint stock company's Board of Directors to convene an extraordinary general shareholders' meeting, including approval of the agenda of the general shareholders' meeting.

Date of the meeting of the joint stock company's Board of Directors where the respective decision was adopted: ***November 19, 2007***

Date and number of the Minutes of the meeting of the joint stock company's Board of Directors where the respective decision was adopted: ***November 19, 2007, Minutes No. 14***

Decision adopted by the joint stock company's Board of Directors:

To convene an extraordinary general shareholders' meeting of the Company to be held by way of absentee voting.

To approve the following agenda of the extraordinary general shareholders' meeting of the Company:

1. *Reorganization of OAO Mosenergo in the form of accession to it of OAO Mosenergo Holding which is to be established as a result of reorganization of OAO RAO UES of Russia in the form of spin-off, and approval of the Accession Agreement;*
2. *Determination of a number, nominal value, classes (types) of authorized shares in OAO Mosenergo and rights conferred by such shares;*
3. *Introduction of amendments and additions to the Company's Charter;*
4. *Increase of the charter capital of OAO Mosenergo through the placement of additional shares by conversion into them of shares in OAO Mosenergo Holding.*

3. Signature

3.1. **First Deputy General Director on Financial and Economic Matters, Logistics and Sale,** acting on the basis of the Power of Attorney No. 12-07/001-3 of July 4, 2005 ________ (signature) **A.A. Negomedzyanov**

3.2. Date: November 19, 2007 [Seal]

Disclosure of a Material Fact
Information on the Issuer's Record Dates

1. General information	
1.1. Full name of the Issuer:	***Open Joint Stock Company of Energy and Electrification Mosenergo***
1.2. Abbreviated name of the Issuer:	***OAO Mosenergo***
1.3. Location of the Issuer:	***8 Raushskaya Naberezhnaya, Moscow, 115035***
1.4. Principal state registration number of the Issuer:	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer:	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority:	***00085-A***
1.7. Web page address used by the Issuer for disclosure of information:	***www.mosenergo.ru***

2. Content of the disclosure

2.1. Category (type) of the Issuer's shares in respect of which the list of their holders is prepared as of a certain date: ***ordinary registered non-documentary shares (state registration number and date of state registration: 1-01-00085-A of June 17, 2003)***

2.2. Purpose for which the list of holders of the Issuer's shares is prepared: ***participation in the extraordinary general shareholders' meeting of OAO Mosenergo***

2.3. Date as of which the list of holders of the Issuer's shares is prepared: ***November 20, 2007***

2.4. Date of preparation and number of the Minutes of the meeting of the Issuer's authorized management body in which the decision on the record date for preparation of the list of the Issuer's registered shareholders is made: ***Minutes of the meeting of the Board of Directors of OAO Mosenergo dated November 19, 2007 No.14***

3. Signature

3.1. **First Deputy General Director on Financial and Economic Matters, Logistics and Sale,** acting on the basis of the Power of Attorney No. 12-07/001-3 of July 4, 2005

_____________ (signature)

A.A. Negomedzyanov

3.2. Date: November 19, 2007 [Seal]

Disclosure of a material fact

"Information on inclusion in the Issuer's shareholders register of a shareholder who holds not less than 5 per cent of the Issuer's ordinary shares, as well as on any changes as a result of which a shareholding of such shareholder becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75 per cent of issued ordinary shares"

1. General information	
1.1. Full name of the Issuer:	Open Joint Stock Company of Energy and Electrification Mosenergo
1.2. Abbreviated name of the Issuer:	OAO Mosenergo
1.3. Location of the Issuer:	8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. The Issuer's unique code assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for disclosure of information:	www.mosenergo.ru

2. Content of the disclosure
2.1. Full name (for legal entities – commercial organizations), name (for legal entities – non-commercial organizations), first name, middle name and surname (for individuals) of the Issuer's shareholder: ***Joint stock bank of the gas industry Gazprombank (closed joint stock company)*** 2.2. Percentage of the Issuer's ordinary shares held by such person before the change: *5.07%.* 2.3. Percentage of the Issuer's ordinary shares held by such person after the change: *0%* 2.4. Date when the Issuer became aware of the change in the percentage of the Issuer's ordinary shares held by such person, and if the change of the percentage of the Issuer's ordinary shares held by such person occurred as a result of placement of its additional ordinary shares – a date of receipt by the Issuer of a written notice from the registration authority on the state registration of a report on results of additional issue of the Issuer's ordinary shares, and if, pursuant to the Federal law "On the Securities Market" or other federal laws, the issuance of additional ordinary shares of the Issuer is carried out without the state registration of the report on results of their additional issue – a date of submission (delivery) by the Issuer to the registration authority of a notice on results of additional issue of the Issuer's ordinary shares: ***November 27, 2007 – the date of receipt by the Issuer of the list of persons entitled to participate in the extraordinary general shareholders' meeting of OAO Mosenergo. The list has been prepared as of November 20, 2007.*** 2.5. A reason for the change in the percentage of the Issuer's ordinary shares held by such person (acquisition or disposal by such person of the Issuer's ordinary shares; placement by the Issuer of additional ordinary shares; reduction by the Issuer of the charter capital through cancellation of a portion of placed ordinary shares): ***no such information is available. Information is disclosed on the basis of data provided by the nominee to the registrar for the purpose of preparation of the list of persons entitled to participate in the extraordinary general shareholders' meeting of OAO Mosenergo.*** 2.6. If the percentage of the Issuer's ordinary shares held by such person has changed as a result of acquisition or disposal by such person of the Issuer's ordinary shares (except for acquisition of additional ordinary shares of the Issuer in the course of their placement) – a date on which the respective entry is made on such person's personal account (depo account): ***no such information is available. Information is disclosed on the basis of data provided by the nominee to the registrar for***

the purpose of preparation of the list of persons entitled to participate in the extraordinary general shareholders' meeting of OAO Mosenergo.

3. Signature		
3.1. **Director for Corporate Governance,** acting on the basis of the Power of Attorney No. 12-07/013-5 of October 2, 2006	____________ (signature)	**A.N. Zharikov**
3.2. Date: 27 November 2007 [seal]		

END